UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-52036

CUSIP NUMBER 42981H107

(Check One) [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended December 31, 2019

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	High Sierra Technologies, Inc.
Former Name if Applicable:
Address of Principal Executive Office:	1495 Ridgeview Drive, Suite 230A Reno, Nevada 89519

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The State of Nevada has been under a COVID-19 lock down during much of the last two months.  In addition, the Company’s Chief Financial Officer has been having vision problems with one of his eyes, and it has delayed his ability to coordinate the review of the Company’s financial information with the Company’s accountant.  This has delayed finalizing the Company’s financial statements and getting them to the Company’s auditor to be audited.  The Company believes that the subject Annual Report will be available for filing on or before May 28, 2020.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

Robert N. Wilkinson

ANDERSON CALL & WILKINSON

110 South Regent Street, Suite 200

Salt Lake City, Utah 84111

Direct Telephone: (801) 533-9645

Fax: (801) 220-0625

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).  [X] Yes [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss of approximately $476,223 for the year ended December 31, 2019 compared to a net loss of $13,958 for the period from inception (August 6, 2018) through December 31, 2018.

HIGH SIERRA TECHNOLOGIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2020

By /s/ Gregg W. Koechlein____________________________

Gregg W. Koechlein

Chief Financial Officer, Chief Operating Officer,

Secretary and Treasurer

SEC/1287